Exhibit 99.1

DHT HOLDINGS, INC. ANNOUNCES DIVIDEND POLICY

HAMILTON, BERMUDA, July 22, 2015 – DHT Holdings, Inc. (NYSE:DHT) ("DHT") today announced a new policy regarding dividend and capital allocation.  As a result of the current tanker market, DHT intends to return at least 60% of its ordinary net income (adjusted for extraordinary items) to shareholders.  Further, DHT intends to use a significant amount of surplus cash flow after returning such capital to shareholders to delever its balance sheet. DHT will commence its new capital allocation policy starting with the second quarter of 2015.

About DHT Holdings, Inc.
DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Suezmax and Aframax segments. We operate through our integrated management companies in Oslo, Norway and Singapore. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a transparent corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

Forward Looking Statements
 This press release contains certain forward-looking statements and information relating to the Company that are based on beliefs of the Company's management as well as assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding dividends (including our dividend plans, timing and the amount and growth of any dividends), daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect the Company's current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent the Company's estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 19, 2015.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company's actual results could differ materially from those anticipated in these forward-looking statements.
CONTACT:
Svein Moxnes Harfjeld and Trygve P. Munthe, Co-CEOs
Phone: +47 414 04 886 and +47 913 50 025
E-mail: smh@dhtankers.com and tpm@dhtankers.com